Exhibit 99.1

【This is an English Translation of the original issued in Japanese】

【NOTE】Earlyworks Co., Ltd. assumes no responsibility for this translation or for direct, indirect, or other forms of damages arising from the translation. This document has been translated from the Japanese original for reference purpose only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

April 5, 2024

To Shareholders

5-7-11 Ueno, Taito-ku, Tokyo, Japan

Earlyworks Co., Ltd. (the “Company”)

Satoshi Kobayashi

Chief Executive Officer

Notice of Convocation of Extraordinary General Meeting of Shareholders

I would like to express my sincere gratitude for your support.

The Extraordinary General Meeting of Shareholders of the Company will be held as follows, and you are cordially invited to attend the meeting.

In lieu of attending the meeting in person, you may exercise your voting rights in writing (Voting Rights Exercise Form) in advance. Please indicate your approval or disapproval of the agenda items on the enclosed Voting Rights Exercise Form and return it so that it reaches us by 6 p.m. on April 25, 2024.

1.	Date and Time	2:00 p.m April 26, 2024 (Friday) (JST)
2.	Venue	Conference Room, Head Office
3F MR Building, 5-7-11 Ueno, Taito-ku, Tokyo, Japan
3.	Resolutions
	Agenda item	Reduction of share capital

●	If you plan to attend the meeting in person, please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting.

●	Any amendments to the Reference Documents for the Extraordinary General Meeting of Shareholders will be posted on the Company’s website on the Internet at https://e-arly.works/.

Information on the Exercise of Voting Rights

Shareholders may exercise their voting rights by either of the following method.

After reviewing the Reference Documents for the General Meeting of Shareholders, please exercise your voting rights as follows.

1.	If you are attending the General Meeting of Shareholders

Please submit the enclosed Voting Rights Exercise Form to the receptionist at the meeting and exercise your voting rights at the meeting.

Date and Time:	2:00 p.m. April 26, 2024 (Friday) (JST)
(Registration begins at 1:30 p.m.)

Venue:	Conference Room, Head Office
3F MR Building, 5-7-11 Ueno, Taito-ku, Tokyo, Japan

2.	If you are exercising voting rights in writing (by mail)

Please indicate your approval or disapproval of the proposals on the enclosed Voting Rights Exercise Form and return it by the exercise deadline. If you don’t make any indication of approval or disapproval, it will be treated as approval of the Company’s proposal.

Exercise period: until arrival at 6:00 p.m. on April 25, 2024 (JST)

To Earlyworks Co., Ltd.

Voting Right Exercise Form

I hereby exercise my voting right as indicated below (Circle “for” or “against”) on the agenda for your company’s extraordinary meeting of shareholders to be held on April 26, 2024. I will exercise my voting right in the same manner in the event that the meeting is adjourned or postponed.

Agenda

Resolution	For or against the proposal
Proposal 1	for	against

Note: if there is no indication of “for” or “against” for an agenda item, please assume that “for” is indicated.

Shareholder’s address

Shareholder’s name

Shareholder’s number

Number of voting right exercisable rights

-------------------------(please do not cut out below if you are attending) ---------------------------

Number of shares held as of the record date for shareholding (April 5, 2024)	Shares
Shareholder’s number

Date and time:	2 PM April 26, 2024 (Friday) (JST)

Venue:	Conference Room, Head Office
3F MR Building, 5-7-11 Ueno, Taito-ku, Tokyo, Japan

Notice:

1.	If you are attending the General Meeting of shareholders, please submit this form directly to the receptionist at the meeting without detaching this part.

2.	If you are unable to attend the meeting, please indicate your approval or disapproval of proposal, then detach and return this form so that it reaches us by 6:00 p.m. on April 25, 2024 (JST)

Earlyworks Co., Ltd.

Reference Documents for the General Meeting of Shareholders

Agenda and reference Items

Agenda Item: Reduction of Share Capital

For the purpose of ensuring the flexibility of future capital policy, the Company will reduce the amount of share capital and convert it to capital surplus in accordance with the provisions of Article 447, Paragraph 1 of the Companies Act of Japan (Act No. 86 of 2005, as amended) (the “Companies Act”).

Since this proposal is merely a share capital reduction without any refund and changing the total number of issued shares, the number of shares held by shareholders will not be affected. In addition, there will be no change in net assets or the total number of issued shares, there will be no change in net assets per share accordingly.

1. details of the reduction of Share capital

(1) Amount of share capital to be reduced

With the provisions of Article 447, Paragraph 1 of the Companies Act, the Company proposes to reduce the amount of share capital by JPY 832,158,125 to JPY 50,000,000 from the current share capital of JPY 882,158,125 and convert the entire amount of the reduced share capital of JPY 832,158,125 to capital surplus. If the stock options issued by the Company are exercised by the effective date of this reduction, the amount of share capital and the amount of capital surplus after the reduction will be changed.

(2) Effective date of the reduction of share capital

April 30, 2024

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